

April 6, 2015

Ronald T. Hundzinski
Vice President & Chief Financial Officer
BorgWarner Inc.
3850 Hamlin Road,
Auburn Hills, Michigan 48326

  Re: BorgWarner Inc.
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed on February 12, 2015
    File No. 001-12162

Dear Mr. Hundzinski:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief